May 21, 2026

Lixin Zheng
Chief Executive Officer
Oak Woods Acquisition Corporation
101 Roswell Drive, Nepean, Ontario
K2J 0H5, Canada

        Re: Oak Woods Acquisition Corporation
            Preliminary Proxy Statement on Schedule 14A
            Filed May 13, 2026
            File No. 001-41664
Dear Lixin Zheng:
       We have reviewed your filing and have the following comment(s).
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Cover Page
1. Your cover page states that if you do not consummate a business combination by March
       28, 2026, you will cease all operations except for the purpose of winding up and redeem
       100% of the outstanding Public Shares with the aggregate amount then on deposit in the
       Trust Account within ten business days. We also note statements like the following on page 4: "Notwithstanding the passage of the Current Outside Date, the Company has not yet effected the Liquidating Redemption and has not commenced voluntary liquidation or dissolution proceedings under Cayman Islands law." As it is past the stated termination deadline, please revise to update the outdated disclosure on the cover page and elsewhere.
       We also note your statement on page 11 that you "will, on or prior to the 24-month anniversary of the effective date of the registration statement relating to [y]our IPO, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S.
       government securities or money market funds held in the Trust Account and, thereafter, to hold all funds in the Trust Account in a bank deposit account until the earlier of the consummation of a business combination or [y]our liquidation." Given your IPO registration statement went effective March 23, 2023, please revise to clarify where the
       Trust Account funds are currently held.
 May 21, 2026
Page 2
Questions and Answers about the Extraordinary General Meeting, page 2
2. We note your statement on page 3: "As of May 12, 2026, the Record Date, the Company timely made six (6) deposits aggregating $179,811.36 into the Trust Account, thereby extended the time available to the Company to have completed our initial business combination until March 28, 2026." Please revise here and elsewhere as appropriate to expressly state whether you have paid any extension amounts into the Trust Account since March 2026.
Risk Factors
While it is unlikely that our transaction will be subject to U.S. foreign investment regulations and review by a U.S. government entity..., page 14
3. We note your disclosure here concerning possible review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (
CFIUS   ), of the
      potential business combination transaction with Huajin (China) Holdings Limited. We note this transaction has been terminated. Please revise to instead disclose this risk as it pertains to possible future business combinations generally.
General
4. Please update your disclosure throughout the proxy. As an example, we note the termination of the merger agreement with Huajin (China) Holdings Limited and disclosure like the following on page 8: "Yadan Bai is also proposed to be a director of the Company assuming the successful contemplated business combination with Huajin."
5.     We note the form 25 filed May 15, 2026, and your statement on page 12:
"The closing
       price of one Class A Ordinary Share on March 23, 2026, the last day of trading on the
       Nasdaq Capital Market was $12.20. We do not have information on the price of any secondary market trading in our shares after this date." Please revise to update throughout that your common stock has been delisted from Nasdaq and clarify if your shares are currently traded on an OTC market. As an example, we note the following statement on page 17: "Our Class A Ordinary Shares, units, rights and warrants are listed on Nasdaq."
       Please also add disclosure, including risk factor disclosure, to address the consequences of being delisted, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner because you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered "covered securities."
6. We note you have not filed your form 10-K for the fiscal year ended December 31, 2025.
       Please revise to provide risk factor disclosure concerning your delinquent Exchange Act reporting.
 May 21, 2026
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Claudia Rios at 202-551-8770 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Warren Raiti